SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Amendment No. 9)

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share
Liberty Global Class B Ordinary Shares, nominal value $0.01 per share
LiLAC Class A Ordinary Shares, nominal value $0.01 per share
LiLAC Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class B Ordinary Shares: G5480U 112
LiLAC Class A Ordinary Shares:  G5480U 138
LiLAC Class B Ordinary Shares:  G5480U 146

(CUSIP Numbers)

John C. Malone
c/o Liberty Global plc
1550 Wewatta Street
Suite 1000
Denver. CO 80202
(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers:   G5480U 104 (Liberty Global Class A ordinary shares)
G5480U 112 (Liberty Global Class B ordinary shares)
G5480U 138 (LiLAC Class A ordinary shares)
G5480U 146 (LiLAC Class B ordinary shares)

1.	Names of Reporting Persons. John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
Liberty Global Class A ordinary shares: 4,658,948 (1) (2)
Liberty Global Class B ordinary shares: 8,677,225  (3)
LiLAC Class A ordinary shares: 1,053,460 (1) (2)
LiLAC Class B ordinary shares: 433,861 (3)

	8.	Shared Voting Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148 (4) LiLAC Class A ordinary shares: 0 LiLAC Class B ordinary shares: 5,507 (4)

9.

Sole Dispositive Power
Liberty Global Class A ordinary shares: 4,658,948 (1) (2)
Liberty Global Class B ordinary shares: 8,677,225  (3)
LiLAC Class A ordinary shares: 1,053,460 (1) (2)
LiLAC Class B ordinary shares: 433,861 (3)

	10.	Shared Dispositive Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148 (4) LiLAC Class A ordinary shares: 0 LiLAC Class B ordinary shares: 5,507 (4)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Global Class A ordinary shares: 4,658,948 (1) (2)
Liberty Global Class B ordinary shares: 8,787,373 (3) (4)
LiLAC Class A ordinary shares: 1,053,460 (1) (2)
LiLAC Class B ordinary shares: 439,368 (3) (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Liberty Global Class A ordinary shares: 1.6% (5) (7)
Liberty Global Class B ordinary shares: 81.3% (7)
LiLAC Class A ordinary shares: 6.5% (6) (7)
LiLAC Class B ordinary shares: 81.4% (7)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 90,303 Liberty Global Class A ordinary shares and (ii) 4,515 LiLAC Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes (i) 3,616,468 Liberty Global Class A ordinary shares and (ii) 1,001,337 LiLAC Class A ordinary shares held by Columbus Holding LLC (“CHLLC”), in which Mr. Malone has a controlling interest.

(3) Includes (i) 8,677,225 Liberty Global Class B ordinary shares and (ii) 433,861 LiLAC Class B ordinary shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”).

(4) Includes (i) 110,148 Liberty Global Class B ordinary shares and (ii) 5,507 LiLAC Class B ordinary shares held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.

(5) Does not include Liberty Global Class A ordinary shares issuable upon conversion of Liberty Global Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (3) and (4) above; however, if such Liberty Global Class A ordinary shares were included, Mr. Malone would beneficially own 13,446,321 Liberty Global Class A ordinary shares, and the percent of Liberty Global Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 4.6% of such shares outstanding, in each case subject to the relevant footnotes set forth herein.

(6) Does not include LiLAC Class A ordinary shares issuable upon conversion of LiLAC Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (3) and (4) above; however, if such LiLAC Class A ordinary shares were included, Mr. Malone would beneficially own 1,492,828 LiLAC Class A ordinary shares, and the percent of LiLAC Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 8.9% of such shares outstanding, in each case subject to the relevant footnotes set forth herein.

(7) Based on 253,233,390 Liberty Global Class A ordinary shares and 10,805,850 Liberty Global Class B ordinary shares outstanding and 12,657,509 LiLAC Class A ordinary shares and 540,089 LiLAC Class B ordinary shares outstanding, in each case, as of May 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 9, 2016, as adjusted to reflect 31,607,008 Liberty Global Class A ordinary shares and 3,648,513 LiLAC Class A ordinary shares issued by the Issuer in connection with the completion of its acquisition of Cable & Wireless Communications Plc on May 16, 2016, as reported in a press release issued by the Issuer on May 16, 2016. Each Liberty Global Class B ordinary share and LiLAC Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share or one LiLAC Class A ordinary share, respectively.  Each Liberty Global Class A ordinary share and each LiLAC Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share and each LiLAC Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 23.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 28, 2013 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on February 18, 2014 (“Amendment No. 7”) and Amendment No. 8 thereto filed with the SEC on November 16, 2015 (“Amendment No. 8”) and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer, (iii) the LiLAC Class A ordinary shares, nominal value $0.01 per share, of the Issuer and (iv) the LiLAC Class B ordinary shares, nominal value $0.01, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 are collectively referred to as the “Statement.”  Capitalized terms used but not defined herein have the meanings given to such terms in the Statement.  Except as set forth herein, the Statement is unmodified.

Item 1.                   Security and Issuer.

Item 1 of the Statement is hereby amended and supplemented to include the following information:

The Issuer’s principal executive offices are located at: (i) Griffin House, 161 Hammersmith Rd, London, United Kingdom, W6 8BS and (ii) 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, USA.

Item 3.                   Source and Amount of Funds.

Item 3 of the Statement is hereby amended and supplemented to include the following information:

On May 16, 2016, the Issuer completed its acquisition of all of the ordinary shares of Cable & Wireless Communications Plc (“CWC,” and such transaction, the “CWC Transaction”).  Columbus Holding LLC (“CHLLC”), an entity controlled by Mr. Malone, held approximately 13% of the ordinary shares of CWC.  Pursuant to the CWC Transaction, in exchange for its ordinary shares of CWC, CHLLC received 3,616,468 Liberty Global Class A ordinary shares, 1,001,337 LiLAC Class A ordinary shares, 8,853,787 Liberty Global Class C ordinary shares and 2,453,402 LiLAC Class C ordinary shares.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Malone beneficially owns (without giving effect to the conversion of Liberty Global Class B ordinary shares or LiLAC Class B ordinary shares into Liberty Global Class A ordinary shares or LiLAC Class A ordinary shares, respectively) (i) 4,658,948 Liberty Global Class A ordinary shares (including (A) 90,303 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership and (B) 3,616,468 shares held by CHLLC), which represent approximately 1.6% of the outstanding Liberty Global Class A ordinary shares; (ii) 8,787,373 Liberty Global Class B ordinary shares (including (A) 110,148 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and as to which shares Mr. Malone disclaims beneficial ownership and (B) 8,677,225 shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”)), which represent approximately 81.3% of the outstanding Liberty Global Class B ordinary shares; (iii) 1,053,460 LiLAC Class A ordinary shares (including (A) 4,515 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership and (B) 1,001,337 shares held by CHLLC), which represent 6.5% of the outstanding LiLAC Class A ordinary shares; and (iv) 439,368 LiLAC Class B ordinary shares (including (A) 5,507 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 433,861 shares held by the Malone Trust), which represent approximately 81.4% of the outstanding LiLAC Class B ordinary shares.

The foregoing percentage interests are based on 253,233,390 Liberty Global Class A ordinary shares and 10,805,850 Liberty Global Class B ordinary shares outstanding and 12,657,509 LiLAC Class A ordinary shares and 540,089 LiLAC Class B ordinary shares outstanding, in each case, as of May 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 9, 2016, as adjusted to reflect 31,607,008 Liberty Global Class A ordinary shares and 3,648,513 LiLAC Class A ordinary shares issued by the Issuer in connection with the completion of its acquisition of Cable & Wireless Communications Plc on May 16, 2016, as reported in a press release issued by the Issuer on May 16, 2016.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 23.6% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Malone, CHLLC, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or direct the disposition of, their respective Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares.  Mr. Malone, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Liberty Global Class B ordinary shares and the LiLAC Class B ordinary shares held by the Malone Trust.  The Trusts hold 110,148 Liberty Global Class B ordinary shares and 5,507 LiLAC Class B ordinary shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution).  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares held by the Trusts.

(c)           On May 1, 2016, the Issuer granted Mr. Malone options to purchase 30,259 Liberty Global Class A ordinary shares at a price of $37.73 per share, 60,518 Liberty Global Class C ordinary shares at a price of $36.60 per share, 1,513 LiLAC Class A ordinary shares at a price of $37.53 per share and 3,026 LiLAC Class C ordinary shares at a price of $40.61 per share.  Such options will begin to vest in three equal annual installments on May 1, 2017 and expire on May 1, 2023.

On May 16, 2016, the Trusts sold on the open market an aggregate of (i) 48,000 Liberty Global Class A ordinary shares at a price per share of $38.29561 and (ii) 2,400 LiLAC Class A ordinary shares at a price per share of $39.94788.

Except as reported in this Statement, none of Mr. Malone, the Malone Trust, CHLLC, or, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Liberty Global Class A ordinary shares, Liberty Global Class B ordinary shares, LiLAC Class A ordinary shares or LiLAC Class B ordinary shares within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2016
Date

/s/ John C. Malone
John C. Malone